Filed by Starz pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Starz

Commission File No.: 001-35294

The following is an email to employees sent by Starz on August 17, 2016:

August 17, 2016

Dear Starz Employees,

We are off and running in our transformative merger with Lionsgate. We are excited about our recent kick-off activities, and we want to keep you up-to-date on those efforts and others to follow with regular communications. While many of the details are still in the early planning stages, we do want to share with you what we know and what has been going on so far.

First, Deloitte has been retained as our merger Integration consultants and they will facilitate the planning around the integration of both companies.  With Deloitte’s support, Starz transition team members from Denver and Beverly Hills met with our Lionsgate counterparts last Friday for a series of successful initial meetings with the goal of ensuring an effective and seamless transition. It was a very productive day with a real partnership spirit shown by both companies.

As part of these initial meetings, various committees were formed to share best practices of each business and to learn who does what at our respective companies. These committees will meet on an ongoing weekly basis to facilitate information sharing.

One of the most important initiatives that leadership is charged with is building a dynamic corporate culture that takes into account the best of Starz and Lionsgate.  Both sides agree that it is crucial to maintain the integrity and spirit of both our companies while building something even more powerful together.  Building this new culture is a real opportunity to create an even more vibrant place to work.

We are excited for the future!

Sincerely,

Christopher Albrecht

President and CEO of Starz

Forward Looking Statements

The foregoing communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed transaction with Lionsgate, statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, and other matters that are not historical fact. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation satisfaction of conditions to the proposed transaction with Lionsgate. These forward-looking statements speak only as of the date they are made, and Starz expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Starz’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Starz, including the most recent Forms 10-K and 10-Q, for additional information about Starz and about the risks and uncertainties related to Starz’s business which may affect the statements made in this communication.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF LIONSGATE AND STOCKHOLDERS OF STARZ ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Securityholders of Lionsgate and Starz will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Lionsgate and Starz, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to James Marsh, Senior Vice President of Lionsgate Investor Relations, 2700 Colorado Avenue, Santa Monica, California, 90404, or at (310) 255-3651, or to Starz, 8900 Liberty Circle, Englewood, Colorado 80112, or at 1-855-807-2929.

Participants in the Solicitation

Lionsgate, Starz, and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Lionsgate’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on July 28, 2016, and certain of its Current Reports on Form 8-K.  Information regarding Starz’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 29, 2016, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.